UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia

Canada, V6C 1E6

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F   ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

See the Exhibit Index hereto for the documents filed as part of this Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	NI 43-101 Technical report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina.

99.2	Consent of Qualified Person (D. Burga), dated April 1, 2019.

99.3	Consent of Qualified Person (E. Burga), dated April 1, 2019.

99.4	Consent of Qualified Person (W. Genck), dated April 1, 2019.

99.5	Consent of Qualified Person (D. Weber), dated April 1, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2019.

LITHIUM AMERICAS CORP.

By:	/s/ W. Thomas Hodgson
Name: W. Thomas Hodgson
Title: Chief Executive Officer